UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IMPAC MORTGAGE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series B Preferred Stock, $0.001 Par Value Per Share Series C Preferred Stock, $0.01 Par Value Per Share (Title of Class of Securities)	45254P300 45254P409 (CUSIP Number of Class of Securities)

Ronald M. Morrison

General Counsel

Impac Mortgage Holdings, Inc.

19500 Jamboree Road

Irvine, California 92612

(949) 475-3600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to:

Katherine J. Blair, Esq.

K&L Gates LLP

10100 Santa Monica Boulevard, 7th Floor

Los Angeles, California 90067

(310) 552-5000

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing

Amount Previously Paid:	N/A	Filing Party:	N/A

Form of Registration No.:	N/A	Date File:	N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Impac Mortgage Holdings, Inc. Announces Update on

Offer to Purchase and Consent Solicitation

Wednesday, May 13, 2009

Irvine, California, — Impac Mortgage Holdings, Inc. (Pink Sheets: IMPM), or the “Company,” a Maryland corporation, has previously filed a preliminary Offering Circular related to an Offer to Purchase and Consent Solicitation of its 9.375% Series B Cumulative Redeemable Preferred Stock  (Pink Sheets: IMPHP) and 9.125% Series C Cumulative Redeemable Preferred Stock (Pink Sheets: IMPHO).  Concurrently, the Company also filed a preliminary proxy statement that will seek approval from its common stockholders of amendments to the terms of the Series B Preferred Stock and Series C Preferred.    The Company currently expects that the purchase price consideration for the Offer to Purchase and Consent Solicitation of the preferred stock will be equal to one half of a quarterly dividend payment of Series B Preferred Stock ($0.29297 per share) and Series C Preferred Stock ($0.28516 per share).  The consummation of the Offer to Purchase and Consent Solicitation is subject to certain conditions, which will be described in the Offering Circular.

Additional Information

The Company’s preliminary Offering Circular related to the Offer to Purchase and Consent Solicitation of the Series B Preferred Stock and Series C Preferred Stock (filed with the SEC on May 11, 2009 under cover of Schedule 14A as preliminary materials) and preliminary proxy statement relating to a special meeting of common stockholders (also filed with the SEC on May 11, 2009) provide further information about the Offer to Purchase and Consent Solicitation discussed in this press release. The description contained herein is neither an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities.  The offer may only be made pursuant to the terms of the Offer to Purchase and Consent Solicitation and the accompanying Letters of Transmittal.  At the time the tender offer is commenced, the Company will file a definitive Offering Circular for the Offer to Purchase and Consent Solicitation and a definitive proxy statement relating to the special meeting of common stockholders.  Stockholders are advised to read the Offering Circular (including the Offer to Purchase and Consent Solicitation, related letters of transmittal and other offer documents) and proxy statement, as applicable, when they are available because they will contain important information that should be read carefully before any decision is made with respect to the Offer to Purchase and Consent Solicitation and request for proxies.  Each of the Company’s executive officers and directors may be deemed to be a participant in the Company’s solicitation of consents in the Offer to Purchase and Consent Solicitation and proxies in connection with the special meeting of common stockholders.  Information regarding the names and interests of individuals who may be deemed participants in the solicitation of consents and proxies is included in the Company’s preliminary Offering Circular and preliminary proxy statement, each filed with the SEC on May 11, 2009.  Stockholders may obtain a free copy of the Offering Circular, proxy statement and other documents (when available) filed by the Company with the SEC at the SEC’s website at http://www.sec.gov or at the Company’s website at http://www.impaccompanies.com

About the Company

Impac Mortgage Holdings, Inc. which through its Long Term Investment Operations is primarily invested in non-conforming mortgage loans and to a lesser extent small balance commercial and multi-family loans.

For additional information, questions or comments, please call Justin Moisio in Investor Relations at (949) 475-3988 or email jmoisio@impaccompanies.com.     Web site:  www.impaccompanies.com